Exhibit 99.2

Orangekloud Technology Issues Update on Proposed Merger with VeVe

Singapore, March 03, 2026 -- Orangekloud Technology Inc. (Nasdaq: ORKT) (“Orangekloud” or “the Company”), a Singapore-based technology company offering the eMOBIQ® No-Code platform for the development of mobile applications and SaaS subscription-based ISV Solutions, today announced an update on the Proposed Merger Transaction with Orbis Technology Limited (“Orbis”).

Orbis is a global digital intellectual property (IP) infrastructure company that enables leading brands to issue, authenticate, and monetise licensed digital assets at scale. VeVe is Orbis’s flagship consumer-facing brand and marketplace, serving as a distribution and demand engine for the Group’s underlying IP infrastructure.

As previously disclosed in the Company’s Press Release from February 11, 2026, Orangekloud Technology has entered into a non-binding Letter of Intent (“LOI”) with VeVe and indicated that the parties were working toward the execution of a definitive agreement on or around February 28, 2026.

The Company today announced that while both parties continue to engage in active discussions and negotiations, both parties remain committed to the proposed transaction, but additional time is required to finalize certain terms of the definitive agreement.

Management believes the discussions remain constructive and continue to work diligently with VeVe to complete the negotiation and documentation process in the near term. The Company intends to provide further updates upon the execution of the definitive agreement or any further material developments.

About Orangekloud Technology Inc.

Orangekloud Technology Inc. (NASDAQ: ORKT) is a Singapore-based technology company which offers the eMOBIQ® No-Code platform to develop mobile applications specially designed for Small and Medium Enterprises (SMEs) and corporations. A suite of eMOBIQ® mobile applications designed to digitalize and streamline operations in warehousing, sales ordering, delivery, manufacturing, and other key areas. The industry sectors focused on include Food Services & Manufacturing, Precision Engineering, Construction, etc.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and OrangeKloud Technology Inc. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

OrangeKloud Technology Inc. IR Contact:

Steven Chu, COO and IR Officer
70 Bendemeer Road #04-04 Luzerne
Singapore 339940
(+65) 6317 2050
Email: ir@orangekloud.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: (646) 893-5835
Email: info@skylineccg.com